AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (the "Agreement"), dated as of June 7, 2005, by and between Common Horizons, Inc., a Nevada corporation ("CH"), and Novelos Therapeutics, Inc., a Delaware corporation ("Novelos" or the "Surviving Corporation," CH and Novelos being sometimes hereinafter referred to as the "Constituent Corporations").

W I T N E S S E T H:

WHEREAS, CH is a corporation duly organized on January 28, 2004 and validly existing under the laws of the State of Nevada;

WHEREAS, Novelos is a corporation duly organized on June 24, 1996 under the name of AVAM International, Ltd. and validly existing under the laws of the State of Delaware;

WHEREAS, CH is duly authorized to issue 100,000,000 shares of common stock, par value $.001 per share ("CH Common Stock"), of which 25,233,701 shares are validly issued and outstanding, fully paid and non-assessable;

WHEREAS, Novelos is duly authorized to issue 3,000 shares of common stock, par value $.001 per share ("Old Novelos Common Stock"), of which 100 shares are validly issued and outstanding, fully paid and non-assessable, and, upon filing of the "Merger Certificate," as hereinafter defined, Novelos will be authorized to issue 100,000,000 shares of common stock, par value $.00001 per share ("New Novelos Common Stock"), and 7,000 shares of preferred stock, par value $.00001 per share ("Novelos Preferred Stock");

WHEREAS, the Boards of Directors of the Constituent Corporations have deemed it desirable and for the best interests of their respective corporations to merge CH with and into Novelos in accordance with Section 252 of the General Corporation Law of the State of Delaware ("DGCL") and with Section 92A.190 of the Nevada Revised Statutes ("NRS") and in accordance with Section 368 of the Internal Revenue Code of 1986, as amended.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants herein contained, the parties hereto agree as follows:

1.    Merger.    CH shall be merged (the "Merger") with and into Novelos. Novelos shall survive the Merger and shall continue to be governed by the laws of the State of Delaware, but the separate corporate existence of CH shall cease forthwith upon the Effective Date, as hereinafter defined.

2.    Effective Date.    Subject to the conditions hereinafter set forth, the Merger shall become effective (the "Effective Date") upon the filing of a duly executed Certificate of Merger (the "Merger Certificate") with the Secretary of State of the State of Delaware.

3.    Certificate of Incorporation; By-Laws.    From and after the Effective Date and until thereafter amended or supplemented or repealed in accordance with their respective terms, the Certificate of Incorporation of Novelos, as modified by the Merger Certificate, and the By-Laws of Novelos, shall be the Certificate of Incorporation and By-Laws of the Surviving Corporation.

4.    Directors and Officers.    The directors and officers of CH immediately prior to the Effective Date shall be the directors and officers of the Surviving Corporation, each to hold office (subject to the By-Laws of the Surviving Corporation) until their respective successors shall be duly elected or appointed and qualified.

5.    Conversion of Outstanding Stock of CH.    Forthwith upon the Effective Date, each issued and outstanding share of CH Common Stock, and all rights in respect thereof, shall be converted into one (1) fully paid and non-assessable share of New Novelos Common Stock, and each certificate nominally representing shares of CH Common Stock shall for all purposes be deemed to evidence the ownership of the appropriate number of shares of New Novelos Common Stock. The holders of such certificates shall not be required to immediately surrender the same in exchange for certificates of New Novelos Common Stock but, as certificates nominally representing shares of CH Common Stock are surrendered for transfer, Novelos will cause to be issued certificates representing shares of New

Novelos Common Stock, and, at any time upon surrender by any holder of certificates nominally representing shares of CH Common Stock, Novelos will cause to be issued therefor certificates for the appropriate number of shares of New Novelos Common Stock.

6.    Options, Warrants and Rights.    At the Effective Date, all options, warrants or rights then outstanding which immediately prior thereto had given the holder thereof the right to purchase shares of CH Common Stock shall, by virtue of the Merger and without further action on the part of the holder thereof, be changed and converted into options, warrants or rights giving the holder thereof the right to purchase the same number of shares of New Novelos Common Stock at the same exercise price per share and containing such other terms and conditions as pertained under such options, warrants or rights immediately prior to the Effective Date.

7.    Retirement of Organization Stock.    Forthwith upon the Effective Date, each of the one hundred (100) shares of Old Novelos Common Stock issued and outstanding shall be retired, and no shares of New Novelos Common Stock or other securities of Novelos shall be issued in respect thereof.

8.    Assets and Liabilities.    At and after the Effective Date, Novelos shall succeed to and possess, without further act or deed, all of the estate, rights, privileges, powers and franchises (both public and private) and all of the property (real, personal and mixed) of each of the Constituent Corporations; all debts due to CH shall be vested in Novelos; all claims, demands, property, rights, privileges, powers and franchises and every other interest of either of the Constituent Corporations shall be as effectively the property of Novelos as they were of the respective Constituent Corporation; the title to any real estate vested by deed or otherwise in CH shall not revert or be in any way impaired by reason of the Merger, but shall be vested in Novelos; all rights of creditors and all liens upon any property of either of the Constituent Corporations shall be preserved unimpaired, limited in lien to the property affected by such lien at the Effective Date; all debts, liabilities and duties of the Constituent Corporations shall thenceforth attach to Novelos and may be enforced against it to the same extent as if such debts, liabilities and duties had been incurred or contracted by it; and Novelos shall indemnify and hold harmless the officers and directors of each of the Constituent Corporations against all such debts, liabilities and duties and against all claims and demands arising out of the Merger.

9.    Conditions to Merger.    The consummation of the Merger is subject to the satisfaction of the following conditions prior to the Effective Date:

(a)    This Agreement shall have been approved and adopted by the requisite number of stockholders of each of the Constituent Corporations;

(b)    Each of the Constituent Corporations shall have received, or waived receipt of, such licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Constituent Corporations as are necessary for consummation of the transactions contemplated by this Agreement; and

(c)    No preliminary or permanent injunction or other order issued by any court of competent jurisdiction preventing the consummation of the Merger shall be in effect.

10.    Termination.    This Agreement may be terminated and the Merger and other transactions herein provided for abandoned at any time prior to the Effective Date (whether before or after adoption and approval of this Agreement by the stockholders of the Constituent Corporations) by action of the Board of Directors of CH if said Board of Directors determines that the consummation of the transactions provided for herein would not, for any reason, be in the best interests of CH and its stockholders.

11.    Deferral.    Consummation of the transactions herein provided for may be deferred by the Board of Directors of CH for a reasonable period of time if said Board of Directors determines that such deferral would be in the best interests of CH and its stockholders.

12.    Name and Principal Office.    The name of the Surviving Corporation shall be Novelos Therapeutics, Inc. and its principal executive offices shall be One Gateway Center, Suite 504, Newton,

Ma 02458. The principal office of the Surviving Corporation in the State of Delaware shall be c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, in the city of Wilmington, County of Newcastle.

13.    Descriptive Headings.    The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

14.    Governing Law.    This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware.

15.    Expenses and Rights of Dissenting Shareholders.    Novelos shall pay all expenses of carrying this Agreement into effect and of accomplishing the Merger, including amounts, if any, to which dissenting shareholders of CH may be entitled by reason of the Merger. To the extent required by the NRS, Novelos shall file with the Department of State of the State of Nevada an agreement that it will promptly pay to the dissenting shareholders of CH the amount, if any, to which they shall be entitled under the provisions of the NRS with respect to the rights of dissenting shareholders.

IN WITNESS WHEREOF, and intending to be legally bound, the parties hereto have duly caused this Agreement to be executed by their officers thereunto duly authorized as of the date and year first above written.

COMMON HORIZONS, INC.
By: /s/ HARRY S. PALMIN Harry S. Palmin, President
NOVELOS THERAPEUTICS, INC.
By: /s/HARRY S. PALMIN Harry S. Palmin, President